FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Brooks David H.	2. Issuer Name and Ticker or Trading Symbol S.Y. Bancorp, Inc. SYI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman & CEO
(Last) (First) (Middle) 4010 Fox Meadow Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year 12-26-2002
(Street) Prospect, KY 40059		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								7,468	D
Common Stock								22,828	I	Wife
Common Stock								7,457.990	I	ESOP Shares
Common Stock								1,145.9543	I	401k Shares
Common Stock	12-26-2002		P		5.709	A	38.60	397.312	I	Trust (1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (Right to Buy)	.8615							Immed.	None	Common Stock	4,840		4,840	I	Wife
Option (Right to Buy)	.8615							Immed.	None	Common Stock	3,680		3,680	D
Option (Right to Buy)	7.25							Immed.	1/10/05	Common Stock	14,560		14,560	D
Option (Right to Buy)	14.50							Immed.	1/03/07	Common Stock	4,000		4,000	D
Option (Right to Buy)	20.50							Immed.	1/8/08	Common Stock	2,000		2,000	D
Option (Right to Buy)	23.9375							Immed.	1/12/09	Common Stock	10,200		10,200	D
Option (Right to Buy)	21.00							Immed.	1/07/10	Common Stock	11,500		11,500	D
Option (Right to Buy)	20.63							Immed.	12/21/10	Common Stock	16,000		16,000	D
Option (Right to Buy)	33.60							Immed.	12/27/11	Common Stock	12,000		12,000	D
Option IRight to Buy)	39.10	12/17/02		A		9,300		6/17/02	12/17/12	Common Stock	9,300		9,300	D
Explanation of Responses: (1) Shares held in the deferred comp plan
By: /s/ //David H. Brooks **Signature of Reporting Person	12-26-2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.